Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES CLOSING OF THE SECOND TRANCHE OF
THE REFINANCING OF THE RADISSON BLU HOTEL IN BUCHAREST

Tel Aviv, Israel, November 21, 2016, Elbit Imaging Ltd. ("Company") (TASE, NASDAQ: EMITF) announced today, further to its announcements dated March 10, 2016 and March 24, 2016, that its approximately 98% holding subsidiary, Bucuresti Turism S.A. ("BUTU") has reached the effective date for the drawdown of the second tranche of the loan in the amount of Euro 12 million under the Amended and Restated Facility Agreement between BUTU, as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders and the Company as guarantor. Following the drawdown, the total outstanding amount of the loan is approximately Euro 95 million.

Euro 7 million will be used by the Company for a principal payment to Bank Hapoalim B.M.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com